Longbau Group, Inc.

15/B—15/F Cheuk Nang Plaza

250 Hennessy Road, Hong Kong

July 10, 2014

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Longbau Group, Inc.
Amendment No. 2 to Registration Statement on
Form S-1 Filed June 13, 2014
File No. 333-194583

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Longbau Group, Inc. (the “Company”) dated June 23, 2014.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1: We note your responses to comment 1 in our prior letter dated June 2, 2014. However, we are unable to agree with your conclusion in your response to comment 1 in our letter dated April 2, 2014 that Longbau Group Inc. is not a shell company. Despite the activities you describe, such as hiring executive employees and entering into a lease agreement, it appears that the company continues to fall within the definition of a shell company under Rule 405. Please amend your registration statement to indicate that you continue to be a shell company. As noted previously, please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under “Shares Eligible for Future Sale,” the resale limitations imposed by Rule 144(i) due to your shell company status.

Response: The Company notes the Staff’s position of believing the Company falls into the definition of a shell company under Rule 405. While the Company disagrees with the Staff, it has filed an amendment to the S-1 as of the date of this letter (the “Amendment”) revising disclosures to indicate that the Company is a shell company, discussed the resale limitations imposed by Rule 144(i) due to its shell company status, and other revisions relevant to its status as a shell company.

Employees, page 21

Staff Comment 2: We note your statement that you are paying “salaries or other compensation” to your employees. Please tell us in your response the respective positions of these 3 employees and clarify the composition their compensation. For example, tell us if any of the employees being paid by commission rather than by salary.

Response: Please see below a description of our three employees, all of which are only paid by salary. None of the employees are being paid by commission. To avoid confusion the Company has revised the disclosure in the Amendment to delete “or other compensation” from the referenced disclosure.

Mr. Hsiang-Hsin Yang was hired to serve as the Administration Manager of our wholly owned subsidiary Longbau Group Limited (“Longbau Hong Kong). Mr. Yang earns a salary of $2,000 per month.

Ms. Yueh-Kuei Ko was hired to serve as Chief Financial Officer of Longbau Hong Kong. Ms. Ko earns a salary of $1,700 per month.

Mr. Tsung-Min Chang was hired to serve as the Business Manager of Longbau Hong Kong. Mr. Chang earns a salary of $2,300 per month.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Tsai Ko
Tsai Ko
Chief Executive Officer

cc:	Nail Law Group